Exhibit 99.1

January 3, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Conversion of First Capital Realty Inc.’s Debentures

The Company is pleased to report a change in its holdings in its fully-consolidated subsidiary First Capital Realty Inc.1 (“FCR”) as described below:

On December 29th, 2011, the Company converted C$ 83,447,000 principal amount of debentures (“Series A and B”) of FCR to acquire an aggregate of 5,119,447 common shares of FCR at a conversion price of C$ 16.30 and converted an additional C$ 579,000 principal amount of debentures (“Series C”) of FCR to acquire an aggregate of 40,452 common shares of FCR at a conversion price of C$ 14.313.

As of the date of this report, as a result of the above conversions, the Company now holds (through its wholly-owned subsidiaries) 90,085,901 shares of FCR representing 50.5% of the issued and outstanding share capital and voting rights of FCR. On a fully diluted basis, the Company now holds 45.17% of the issued and outstanding share capital and voting rights of FCR.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

                                                                         Kind regards,

                                                                          Gazit-Globe, Ltd.

[1]	FCR is publicly-traded on the Toronto Stock Exchange.